Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 20, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, as supplemented and amended by Supplement No. 4 dated August 15, 2008, Supplement No. 6 dated November 14, 2008, and Supplement No. 8 dated December 22, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	acquisition of self storage facilities in Walton, Crescent Springs and Florence, Kentucky; and

•	financial statements and unaudited pro forma financial information with respect to the Company’s acquisition of a self storage facility in Manassas, Virginia.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through February 16, 2009, we have received aggregate gross offering proceeds of approximately $25.6 million from the sale of approximately 2.56 million shares in our initial public offering. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Acquisition of Walton, Crescent Springs and Florence, Kentucky Properties

On February 12, 2008, we acquired three self storage facilities located in Walton, Kentucky (Walton Property), Crescent Springs, Kentucky (Crescent Springs Property) and Florence, Kentucky (Florence Property) (collectively, the “Best Self Storage Portfolio”). We purchased the Best Self Storage Portfolio from Garrard Street Enterprises LLC (the “Garrard Seller”) and Crescent Springs Storage, L.L.C. (the “Crescent Seller”), unaffiliated third parties, for a purchase price of $9,900,000 plus closing costs and acquisition fees. We paid our advisor $247,500 in acquisition fees in connection with this acquisition. The properties will continue to be marketed under the “Best Self Storage” name, which was transferred to us as part of the transaction.

The Best Self Storage Portfolio is located within the greater Cincinnati metropolitan area, which encompasses Northern Kentucky, Southeast Indiana and Southwest Ohio. According to 2007 estimates, it is the 24th largest U.S. metropolitan area with a population of more than 2 million, with the Northern Kentucky area, where the Best Self Storage Portfolio is located, having a population of nearly 410,000. Northern Kentucky–which is mainly comprised of Kenton, Campbell and Boone counties–is a submarket of the greater Cincinnati metropolitan area and is surrounded by three of the nation’s major interstate systems–I-75, I-71 and I-74. The Cincinnati/Northern Kentucky International Airport, which is Delta Air Lines’ second largest hub, is located nearby and offers 500 peak-day departures daily.

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The greater Cincinnati metropolitan area ranks in the nation’s Top 10 markets for Fortune 500 headquarters per million residents, higher than New York, Boston, Chicago or Los Angeles, and has a high concentration of companies in a number of key industries, including aerospace, automotive, biotechnology, brand design and creative services, chemistry, financial services, IT services and consumer products. Cincinnati is the headquarters city for various national and international companies such as American Financial Group, Duke Energy, The Kroger Company, Chiquita Brands International, Cincinnati Milacron, Procter & Gamble Company, Western & Southern Financial Group, and more. The city is a world leader in the production of machine tools, playing cards, soaps and detergents. It figures prominently in the production of building materials, cans, chemicals, clothing, cosmetics, electronic equipment, jet engines and valves. Nine Fortune 500 companies are headquartered in Cincinnati and more than 360 maintain operations in the metropolitan area. In total, over 1.5 million workers live within 50 miles of the heart of downtown Cincinnati.

The Walton Property is located at 281 Richwood Road and consists of seven one-story buildings on 7.5 acres with 434 units offering approximately 72,000 square feet of leasable space. The Walton Property was completed in 1991. Currently, the Walton Property is approximately 81% occupied. The Walton Property is located 15 miles south of Cincinnati on a hilltop overlooking the intersection of Richwood Road and Interstate 71/75. The Walton Property is visible from the interstate highway, and Richwood Road has full ramp access for north and southbound interstate highway traffic. Nearby businesses include fast food, gas stations and other retail services including a bank. Dixie Highway (U.S. Route 25), the original north-south roadway through the area, is one-quarter mile east of the Walton Property. Nearby, the Walton Towne Center retail development opened recently and features a Kohl’s department store as well as Northern Kentucky’s first Kroger Marketplace grocery store. Planned additions to the Walton Towne Center for 2009 include a new firehouse for the Walton Fire Protection District, a McDonald’s and a Subway. Within a three mile radius of the Walton Property, the 2008 population estimate was approximately 22,000, with an average household income of $109,188 (median of $84,924), which ranks the area above the nationwide average.

The Crescent Springs Property is located at 2526 Ritchie Avenue and consists of four one-story and two two-story buildings on 2.6 acres with 344 units offering approximately 57,200 square feet of leasable space. The Crescent Springs Property was completed in 1999 with additional construction completed in 2003. Currently, the Crescent Springs Property is approximately 87% occupied. The Crescent Springs Property is located five miles south of Cincinnati in a commercial neighborhood on the north side of Interstate 71/75. Nearby businesses include retail, fast food and auto related services as well as some light industrial uses, with residential properties located in the neighborhood immediately to the north. On the opposite side of the interstate highway from the Crescent Springs Property are additional retail improvements and residential neighborhoods. The Crescent Springs Property’s signage has visibility from the main thoroughfare and interstate highway. Other vacant sites in the area could be developed in the future with additional retail or business related improvements. Within a three mile radius of the Crescent Springs Property, the 2008 population estimate was approximately 55,000, with an average household income of $87,065 (median of $64,579), which ranks the area above the nationwide average.

The Florence Property is located at 5970 Centennial Circle and consists of 10 one-story buildings on 7.0 acres with 517 units offering approximately 81,800 square feet of leasable space. The Florence Property was completed in 1996. Currently, the Florence Property is approximately 93% occupied. The Florence Property is located nine miles south of Cincinnati at the intersection of Centennial Circle and Burlington Pike (State Route 18), a busy connector roadway, and is approximately two miles west of the intersection of Burlington Pike and Interstate 71/75 where the Florence Mall and other retail shopping are located. The Florence Property is visible from the interstate highway, and sits on a “U” shaped commercially improved street. Nearby businesses include vehicle and truck dealers, another self storage

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facility, retail businesses and fast food restaurants. Residential properties are located on the opposite side of Burlington Pike. The local city center is undergoing a revitalization project, which aims to retain and improve retail trade as well as expand retail, entertainment, office and residential opportunities. New development is projected to increase multi-use space by 1.7 million square feet. The local corridor currently transports 8.5 million cars. Within a three mile radius of the Florence Property, the 2008 population estimate was approximately 51,000, with an average household income of $78,991 (median of $67,314), which ranks the area above the nationwide average.

Market and demographic information contained in the previous paragraphs was primarily obtained from the appraisals of the Best Self Storage Portfolio. Although we believe this independent source is reliable as of its date of issuance, the information contained therein has not been independently verified and we cannot ensure the accuracy or completeness of this information. As a result, investors should be aware that the market and demographic data contained herein, and beliefs and estimates based on such data, may not be reliable.

Garrard and Crescent Loans

In connection with the acquisition of the Best Self Storage Portfolio, we, through three special purpose entities formed to acquire and hold the Best Self Storage Portfolio properties (collectively, the “Borrowing Entities”), entered into two promissory notes–one note with the Garrard Seller dated February 12, 2009 in the amount of $3,700,000 (the “Garrard Promissory Note”) and another note with the Crescent Seller dated February 12, 2009 in the amount of $800,000 (the “Crescent Promissory Note”).

The Garrard Promissory Note and the Crescent Promissory Note (collectively, the “Notes”) mature on February 12, 2014, with the entire remaining principal balances and all accrued but unpaid interest coming due on such date. The Notes bear a fixed interest rate of 5% per annum during the first three years of their five-year terms and 6% per annum during the final two years of their five-year terms. The Notes provide for interest-only payments payable in arrears on the first day of each calendar month commencing on March 1, 2009. We may prepay all or a portion of the Notes without penalty at any time. Mandatory prepayments of principal in the amount of $2,050,000 on the Garrard Promissory Note and $450,000 on the Crescent Promissory Note shall be due on February 12, 2012. The Garrard Promissory Note is secured by a mortgage, security agreement and financing statement on our interest in the Walton Property (the “Walton Mortgage”) and a mortgage, security agreement and financing statement on our interest in the Florence Property (the “Florence Mortgage”), and the Crescent Promissory Note is secured by a mortgage, security agreement and financing statement on our interest in the Crescent Springs Property (the “Crescent Mortgage”).

In connection with these financing arrangements, the Borrowing Entities also entered into a cross collateralization and cross default agreement (the “Cross Collateralization Agreement”) with the Garrard Seller and the Crescent Seller, in order to induce them to lend pursuant to the Garrard Promissory Note and the Crescent Promissory Note, respectively. The Cross Collateralization Agreement provides that: (1) a default under the Garrard Promissory Note, the Walton Mortgage or the Florence Mortgage shall also constitute a default under the Crescent Promissory Note; (2) a default under the Crescent Promissory Note or the Crescent Mortgage shall also constitute a default under the Garrard Promissory Note; (3) the collateral for the Garrard Promissory Note shall also be considered as collateral available to satisfy the Crescent Promissory Note; and (4) the collateral for the Crescent Promissory Note shall also be considered as collateral available to satisfy the Garrard Promissory Note.

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Audited Financial Statements and Pro Forma Financial Information Reflecting Acquisition of Manassas, Virginia Property

As previously disclosed in Supplement No. 8, on December 19, 2008, we closed the acquisition of a self storage facility located in Manassas, Virginia (Manassas Property) from Godwin Stor-It, LLC for a purchase price of $4,700,000 plus closing costs and acquisition fees. As part of this supplement, we have included the following financial statements and pro forma financial information related to this acquisition.

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Strategic Storage Trust, Inc.

Ladera Ranch, California

We have audited the accompanying statement of revenue and certain operating expenses (the “Historical Summary”) of the property located at 10490 Colonel Court, Manassas, Virginia, which was acquired from Godwin Stor-It, LLC (the “Manassas Property”) for the year ended December 31, 2007. The Historical Summary is the responsibility of the Manassas Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 8-K/A and in the registration statement on Form S-11 of Strategic Storage Trust, Inc.) as described in Note 1 and is not intended to be a complete presentation of the Manassas Property’s revenue and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 of the Manassas Property for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/S/ REZNICK GROUP, P.C.

Baltimore, Maryland

February 10, 2009

MANASSAS PROPERTY

STATEMENT OF REVENUE AND CERTAIN OPERATING EXPENSES

Year Ended December 31, 2007

Revenue:
Net rental revenue	$508,400

Total revenue		$508,400

Certain operating expenses:

Property operating expenses	53,022
Salaries and related expense	122,633
Marketing expense	35,244
Real estate taxes	40,558
Property insurance	11,215
General and administrative	8,116

Total certain operating expenses		270,788

Revenue in excess of certain operating expenses		$237,612

See notes to statement of revenue and certain operating expenses.

MANASSAS PROPERTY

NOTES TO STATEMENT OF REVENUE

AND CERTAIN OPERATING EXPENSES

Year Ended December 31, 2007

Note 1. Organization and Basis of Presentation

The accompanying statement of revenue and certain operating expenses includes the revenue and certain operating expenses of a property located in Manassas, Virginia acquired from Godwin Stor-It, LLC (the “Manassas Property”). Strategic Storage Trust, Inc. (the “Company”) acquired the Manassas Property on December 19, 2008 for a total purchase price of $4.7 million, plus closing costs and acquisition fees. On the date of acquisition, the Manassas Property contained 500 storage units.

The accompanying statement of revenue and certain operating expenses (the “Historical Summary”) was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for the acquisition of real estate properties. The statement of revenue and certain operating expenses is not representative of the actual operations of the Manassas Property for the period presented, because certain operating expenses that may not be comparable to the expenses to be incurred in the proposed future operations of the Manassas Property have been excluded. Expenses excluded generally consist of management fees, interest and debt related costs, depreciation and amortization expense, interest income, income taxes and certain other allocated corporate expenses not directly related to the operations of the Manassas Property. Therefore the statement of revenue and certain operating expenses may not be comparable to a statement of operations for the Manassas Property after its acquisition by the Company. Except as noted above, the management of the Manassas Property is not aware of any material factors relating to the Manassas Property for the year ended December 31, 2007, that would cause the reported financial information not to be indicative of future operating results.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The statement of revenue and certain operating expenses has been prepared using the accrual method of accounting on the basis of presentation described in Note 1. As such, revenue is recorded when earned and expenses are recognized when incurred.

Revenue Recognition

Rental revenue is recognized when due over the lease terms, which are generally month-to-month leases.

Property Operations

Certain operating expenses represent the direct expenses of operating the Manassas Property and consist primarily of common area maintenance, utilities, real estate taxes, insurance, general and administrative and other operating expenses that are expected to continue in the ongoing operation of the Manassas Property.

Use of Estimates

The preparation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America requires management of the Manassas Property to make certain estimates and assumptions that affect the reported amounts of revenue and certain operating expenses during the reporting period. Actual results could differ from those estimates.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Nine Months Ended September 30, 2008

The following unaudited pro forma consolidated balance sheet gives effect to an acquisition of a self storage facility (the “Manassas Property”) purchased from Godwin Store-It, LLC on December 19, 2008 as if it was completed as of September 30, 2008 by Strategic Storage Trust, Inc., a Maryland Corporation (the “Company”). The following unaudited pro forma consolidated statement of operations is based on the historical consolidated statement of operations of the Company and the historical statement of operations of the Manassas Property. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008 gives effect to this acquisition as if it was completed as of January 1, 2008.

The information included in the “Strategic Storage Trust, Inc. Historical” column of the unaudited pro forma consolidated balance sheet as of September 30, 2008 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008 sets forth the Company’s historical consolidated balance sheet and statement of operations which are derived from the Company’s unaudited consolidated financials statements included in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2008 (“Third Quarter Form 10-Q”).

The unaudited pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable and factually supportable. These unaudited pro forma financial statements do not purport to represent what the actual financial position or results of operations of the Company would have been assuming such transaction had been completed as set forth above nor does it purport to represent the results of operations of the Company for future periods.

Unaudited pro forma financial information for 2007 was not presented because the Company did not have any substantive operations until 2008.

You should read the unaudited pro forma consolidated financial statements set forth below in conjunction with the unaudited consolidated financial statements and related notes of the Company included in the SEC filing discussed above.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2008

ASSETS	Strategic Storage Trust, Inc. Historical Note 1	Completed Facility Acquisition Note 3		Strategic Storage Trust, Inc. Pro Forma Note 2
Cash and cash equivalents	$1,242,357	$—		$1,242,357
Real estate facilities:
Land	2,463,132	1,050,000	(a)	3,513,132
Buildings	8,676,874	3,838,555	(a)	12,515,429

	11,140,006	4,888,555		16,028,561
Accumulated depreciation	(4,821)	—		(4,821)

	11,135,185	4,888,555		16,023,740
Escrow receivable	395,500	—		395,500
Deferred financing costs, net of accumulated amortization	160,273	—		160,273
Prepaid expenses	132,539	3,667	(b)	136,206
Other assets	116,453	—		116,453

Total assets	$13,182,307	$4,892,222		$18,074,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured promissory note	$4,000,000	$—		$4,000,000
Accounts payable and accrued liabilities	128,896	9,316	(b)	138,212
Due to affiliates	1,845,612	—		1,845,612
Distributions payable	60,541	—		60,541

Total liabilities	6,035,049	9,316		6,044,365

Minority interest	113,015	—		113,015

Commitments and contingencies

Stockholders’ equity:

Common stock, $0.001 par value; 700,000,000 shares authorized; 1,141,993 and 1,695,937 (pro forma) shares issued and outstanding at September 30, 2008	1,142	554	(c)	1,696
Additional paid-in capital	7,957,635	4,882,352	(c)	12,839,987
Distributions	(136,118)	—		(136,118)
Accumulated deficit	(788,416)	—		(788,416)

Total stockholders’ equity	7,034,243	4,882,906		11,917,149

Total liabilities and stockholders’ equity	$13,182,307	$4,892,222		$18,074,529

See notes to unaudited pro forma consolidated financial statements.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2008

	Strategic Storage Trust, Inc. Historical Note 1	Completed Facility Acquisition Note 4	Pro Forma Adjustments Note 5		Strategic Storage Trust, Inc. Pro Forma
Revenues:
Self storage rental income	$21,383	$378,391	$—		$399,774
Ancillary operating income	692	22,866	—		23,558

Total revenues	22,075	401,257	—		423,332

Operating expenses:
Property operating expenses	9,446	97,534	107,729	(1)	214,709
General and administrative	810,188	—	—		810,188
Depreciation	18,819	—	82,255	(2)	101,074

Total operating expenses	838,453	97,534	189,984		1,125,971

Operating income (loss)	(816,378)	303,723	(189,984)		(702,639)

Other income (expense):
Interest expense	(8,667)	—	—		(8,667)
Deferred financing amortization expense	(5,527)	—	—		(5,527)
Interest income	19,124	—	—		19,124
Other financing costs	(48,490)	—	—		(48,490)
Other	(10,529)	—	—		(10,529)

Income (loss) before minority interest in subsidiary	(870,467)	303,723	(189,984)		(756,728)

Minority interest in subsidiary	82,051	—	(66,236	)(3)	15,815

Net income (loss)	$(788,416)	$303,723	$(256,220)		$(740,913)

Net loss per share—basic and diluted	$(3.04)				$(0.91)

Weighted average shares outstanding	259,001				812,945 (4)

See notes to unaudited pro forma consolidated financial statements.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Nine Months Ended September 30, 2008

Note 1. Acquisition

On December 19, 2008, the Company, through a wholly-owned subsidiary of the Company’s operating partnership closed on the purchase of a self storage facility located in Manassas, Virginia (the “Manassas Property”) from Godwin Stor-It, LLC, an unaffiliated third party. The purchase price for the Manassas Property was $4,700,000 plus closing costs and acquisition fees. The Company paid cash for the entire purchase price and paid its advisor $117,500 in acquisition fees in connection with this acquisition.

The Manassas Property is a 500-unit self storage facility that sits on approximately 2.3 acres and contains approximately 49,900 rentable square feet of self storage space, located at 10490 Colonel Court, Manassas, Virginia, close to a major traffic intersection of State Highway 28 and 234, approximately 27 miles southwest of Washington, D.C.

Note 2. Balance Sheet – Completed Facility Acquisition

The unaudited pro forma consolidated balance sheet of the Company reflects pro forma adjustments related to the acquisition of the Manassas Property as if it occurred on September 30, 2008.

Note 3. Balance Sheet – Pro Forma Adjustments:

(a)	Adjustment reflects the purchase price of $4,700,000 plus closing costs and acquisition fees allocated to land and building. The purchase price allocation is preliminary; therefore the allocation between land and building is subject to change.

(b)	Adjustments to prepaid expenses and accrued liabilities reflect the prepayment of property insurance and the prepaid rents the Company became liable for at the time of the acquisition.

(c)	The Manassas Property was acquired for cash at the time of acquisition. The cash utilized was raised subsequent to September 30, 2008. This adjustment reflects the additional equity, net of offering and organizational costs, raised to close the acquisition on December 19, 2008.

Note 4. Statement of Operations – Completed Facility Acquisition

This acquisition was completed on December 19, 2008. Therefore, these historical amounts represent unaudited results of the Manassas Property for the nine months ended September 30, 2008.

Note 5. Statement of Operations – Pro Forma Adjustments

(1)	Adjustment reflects the additional fees the Company’s advisor or its affiliates are entitled to pursuant to the Company’s advisory agreement and property management agreement as compared to historical amounts. The Company’s advisor is paid an asset management fee of one-twelfth of one-percent of average invested assets calculated on a monthly basis. The Company’s property manager is paid a monthly fee of 6% of gross revenues received from the Company’s properties.

Adjustment also reflects the cost of property taxes and property insurance that were not previously reported in the Manassas Property’s historical results. Pro forma property tax expense and pro forma property insurance expense for the nine months ended September 30, 2008, were $42,084 and $4,878, respectively.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Nine Months Ended September 30, 2008

(2)	Adjustment reflects the depreciation expense resulting from the property acquired on December 19, 2008. Such deprecation expense was based on a preliminary purchase price allocation of $1,050,000 to land and $3,838,555 to building. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 35-year life. The purchase price allocation, and therefore depreciation expense, is preliminary and is subject to change.

(3)	Minority interest is adjusted based on the additional pro forma earnings and the pro forma shares outstanding. Such adjustment was based upon a monthly calculation of pro forma net income and pro forma shares outstanding.

(4)	The pro forma weighted average shares outstanding were computed based on the weighted average number of shares outstanding during the period adjusted to give effect to the shares assumed to be issued (see Note 3 (c) above) had the acquisition been completed on January 1, 2008.